07047492

24-10174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

COLOR STARS GROUP

(Exact name of issuer as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

SEC MAIL RECEIVED MAR 16 2007 WASH. D.C. PROCESSING SECTION

300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Wei-Rur Chen, 300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

3640

(Primary Standard Industrial Classification Code Number)

PROCESSED
MAR 2 0 2007
THOMSON
FINANCIAL

06-1766282

(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Mr. Wei-Rur Chen, Chairman of the Board of Directors
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
7, Mayhua 1st Road,
Sindian City, Taipei County,
Taiwan 231

Mr. Ting-Feng Wu, Director
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
3F, No. 11, Dathang Rd.
Kaohsiung County 833
Taiwan ROC

Ms. Mei-Ying Chiu, Director
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
9F, No. 566, Jungjeng Road,
Sindian City, Taipei County,
Taiwan 231

b. the issuer's officers;

Mr. Wei-Rur Chen, President & Chief Executive Officer
Business Address
300 Center Ave., Suite 202,

Bay City, MI 48708
989-509-5924

Residential Address
7, Mayhua 1st Road,
Sindian City, Taipei County,
Taiwan 231

Ms. Mei-Ying Chiu, Secretary/Treasurer
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
9F, No. 566, Jungjeng Road,
Sindian City, Taipei County,
Taiwan 231

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Mr. Wei-Rur Chen, President, CEO and Chairman of the Board of the Company, owns Ten Million Eight Hundred Thousand (10,800,000) shares of common stock of the Company (22.5% of the total issued and outstanding). Mr. Tsui-Ling Lee owns Eight Million (8,000,000) shares of common stock of the Company (16.67% of the total issued and outstanding). Mr. Jung-Tsung Chen owns Four Million (4,000,000) shares of common stock of the Company (8.33% of the total issued and outstanding). Mr. Hsien-Chang Lu owns Four Million (4,000,000) shares of common stock of the Company (8.33% of the total issued and outstanding). Mr. Jung-Tsung Chen owns Four Million (4,000,000) shares of common stock of the Company (8.33% of the total issued and outstanding). Ms. Mei-Ying Chiu, Secretary of the Company, owns Two Million Five Hundred Thousand (2,500,000) shares of common stock of the Company (5.21% of the total issued and outstanding). Reuya International LTD owns Eleven Million Six Hundred Twenty Thousand (11,620,000) shares of common stock of the Company (24.21% of the total issued and outstanding)

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Mr. Wei-Rur Chen, President, CEO and Chairman of the Board of the Company (See Item 1(d) above).

Ms. Mei-Ying Chiu, Secretary of the Company. (See Item 1(d) above).

f. promoters of the issuer:

None

g. affiliates of the issuer:

Mr. Wei-Rur Chen, President, CEO and Chairman of the Board of the Company (See Item 1(d) above).

Ms. Mei-Ying Chiu, Secretary of the Company. (See Item 1(d) above).

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 140 Broadway, 36th Floor, New York, New York 10005
Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering:

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been

made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer; **Color Stars Group**

Names/Identities of Persons to whom Securities Issued	**Title of Security**	**Amount of Securities Issued**	**Issue Date**	**Aggregate Price of Security**
Wei-Rur Chen	Common	10,800,000	2/14/06	$0.01
Tsui-Ling Lee	Common	8,000,000	2/14/06	$0.01
Jung-Tsung Chen	Common	4,000,000	2/14/06	$0.01
Pi-Suang Tsai	Common	2,200,000	2/14/06	$0.01
Hsien-Chang Lu	Common	4,000,000	2/14/06	$0.01
Ya-Yun Cheng	Common	500,000	2/14/06	$0.01

Li-Chang Hsu	Common	500,000	2/14/06	$0.01
Mei-Ying Chiu	Common	2,500,000	2/17/06	$0.01
Wie-Yi Chen	Common	1,000,000	2/17/06	$0.01
Shu-Chiao Chen	Common	200,000	2/17/06	$0.01
Tan-Fen Cheng	Common	100,000	2/17/06	$0.01
Reuya International LTD	Common	11,620,000	2/17/06	$0.01
Chi-Chuan Su	Common	125,000	2/17/06	$0.01
Ching-Chung Chen	Common	250,000	2/17/06	$0.01
Ching-Sung Wang	Common	40,000	2/17/06	$0.01
Hsui-Nien Hsu	Common	30,000	2/17/06	$0.01
Pei-Yuan Wu	Common	30,000	2/17/06	$0.01
Hsiu-Ju Hsu	Common	60,000	2/17/06	$0.01
Chung-Yen Hsu	Common	80,000	2/17/06	$0.01
Kuo-Chun Shu	Common	250,000	2/17/06	$0.01
Kung-Liang Chen	Common	250,000	2/17/06	$0.01
Li-Fei Chen	Common	30,000	2/17/06	$0.01
Wen-Hung Huang	Common	40,000	2/17/06	$0.01
Shin-Fu Wang	Common	100,000	2/17/06	$0.01
Yuan-Lung Huang	Common	100,000	2/17/06	$0.01
Nien-Ching Yang	Common	30,000	2/17/06	$0.01
Hephzibah International Co., LTD	Common	100,000	2/17/06	$0.01
Bethel International Co., LTD	Common	350,000	2/17/06	$0.01
Li-Ling Wang	Common	715,000	2/17/06	$0.01

(2) the title and amount of securities issued;

See Table in Item 5 (1) above.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

See Table in Item 5 (1) above.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Table in Item 5 (1) above.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The transactions described above were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchasers of each security were sophisticated and accredited investors; (iv) the offerings were not a "public offering" as defined in Section 4(2) due to the insubstantial numbers of persons involved in such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, each purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: Color Stars Group.

(b) The Mailing address of the issuer's principal executive office: 300 Center Ave., Suite 202, Bay City, MI 48708 Telephone: 989-509-5924

(c) Date of Offering Circular: February 24, 2007

(d) Description and amount of securities offered:

Common Stock: As of the date of this registration statement, there were 48 million shares of Common Stock outstanding that were held of record. There will be a maximum of 98 million shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

(e) The Statement required by Rule 253:

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f) The Table(s) required by Item 2:

	Price to public	**Underwriting discount and commissions**	**Proceeds to issuer or other person***
Per Unit	$0.01	N/A	$0.01
Total Minimum	0		

Securities Offered			
Total Maximum Securities Offered	50,000,000		
Total	$500,000	N/A	$500,000

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The securities are to be offered in states that allow an exemption to the registration of such securities offered within such state.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public:________________, 2007.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 50,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED SHARES FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 90 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	50,000,000		
Total	$500,000	N/A	$500,000

Item 3. Summary of Information Risk Factors and Dilution

Summary

Exact corporate name:	**COLOR STARS GROUP**
State and date of incorporation:	Nevada, November 3, 2005
Street address of principal office:	300 Center Ave., Suite 202, Bay City, MI 48708
Company Telephone Number:	989-509-5924
Fiscal year:	December 31

Person(s) to contact at Company with respect to offering: Wei-Rur Chen
Telephone Number (if different from above):

Color Stars Group ("Color Stars" or the "Company") is a vertically integrated light emitting diodes ("LED") lighting company that develops and manufacturers LED lighting products for general consumer applications as well as LED lighting products for professional lighting installations.

The Company's LED lighting application development activity ranges from lighting fixture design to optical lens and heat management, from color changing control systems to multiple-chip RGB packaging, and from white and warm-white LED packaging with phosphor of a proprietary composition to special packaging methods designed for general lighting applications.

The Company's current products include the following:

The ultra-bright LED Color Changing Galaxy System for building façade lighting and project lighting.

The ultra-bright TriStar series of five-watt single-color and RGB LED lamps for interior accent and cove lighting and project lighting. These include the consumer product line of TriStar lamps: the TriStar RGB and single-color E27 lamps, the TriStar RGB and single-color GU10 and the TriStar RGB and single-color MR16.

The TriStar PAVO series of controllers and the TriStar IR Remote Controller.

Additional professional lighting products developed and manufactured by the company include the GemStar MR-10-W Linear LED lamps, the Mini-Bar LED lamps and the EZStar LED lamps.

The Company also sells LED power and data drivers that professional lighting engineers can use to power the Color Stars' line of LED lighting fixtures.

The Company is also engaged in the research and development of a variety of products to extend its lines of consumer and professional lighting products. Among these products are a new low-cost 5W TriStar MR16 warm white LED lamp for general consumer applications; a solar-powered 1W and 3W LED lamp suitable for residents of rural villages in developing countries where electric power generation is limited; a high-power, ultra-bright version of the Beamer for building façade lighting; new two-wire versions of the TriStar Master-Slave and TriStar SMART lamps; and a compact emergency light fixture that can become a portable lamp when needed.

The Company has been issued patents for "high power LED color bulb with infrared remote function" in Taiwan and China, and patents for this technology are pending in UK, Germany, France and the U.S.A. This patent covers the technology in the TriStar series of RGB lamps. A patent has also been filed and is pending with the U.S. Patent and Trademark Office for the technology involved in the GemStar LED lighting product.

The Company is a Nevada corporation with corporate headquarters at 300 Center Ave., Suite 202, Bay City, MI 48708.

A maximum of 50,000,000 common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $5,000,000 will be received from the offering. The insiders will hold 40,920,000 shares. This means that about 58% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company.

Risk Factors

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors

which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

The Offering is made on a "best effort" basis, there can be no assurance that any or all of the Shares will be sold: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company has a history of losses. There is no assurance that we will be profitable in the future: As shown in the Company's financial statements accompanying its annual report, the Company incurred net losses of $192,498 and $66,521 during the year ended December 31, 2005 and the three quarters ending September 30, 2006 respectively. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

We are dependent upon the success and market acceptance of LED technology. The failure of the LED market to develop as we anticipate, would adversely affect our business: The Company's success is largely dependent on increased market acceptance of LED lighting. Potential customers for LED lighting systems may be reluctant to adopt LED lighting as an alternative to more traditional lighting technologies that are available in the market. If acceptance of LED lighting does not continue to grow, then the Company's revenues may be significantly reduced.

If we are unable to develop new products, our competitors may develop and market products with better features that may reduce demand for our potential products: The

LED technology market is rapidly evolving. The Company's failure to respond effectively to changes in technology, customer requirements or industry standards could render its products less competitive or obsolete. The Company may not be able to introduce any new products or any enhancements to its existing products on a timely basis, or at all. In addition, the introduction by the Company of any new products could adversely affect the sales of certain of its existing products. If the Company's competitors develop innovative lighting technology that are superior to the Company's products or if the Company fails to accurately anticipate market trends and respond on a timely basis with its own innovations, the Company may not achieve sufficient growth in its revenues to attain profitability.

We may incur substantial costs enforcing our patents, defending against third-party patents, invalidating third-party patents or licensing third-party intellectual property, as a result of litigation or other proceedings relating to patent and other intellectual property rights: The Company considers its technology and procedures proprietary. In particular, the Company depends substantially on its patent for the technology involved in the color changing and remote controlled TriStar lamps. These lamps account for approximately 45% of the products sold by the company in the first three quarters of 2006. If the Company is unable to adequately protect or enforce the proprietary aspects of its technology, competitors could be able to access its proprietary technology and imitate its products. The Company protects its intellectual property through a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and similar means. Despite these efforts, other parties may attempt to disclose, obtain or use these technologies or independently develop products that are substantially equivalent or superior to the Company's products or design that circumvent the Company's patents.

The Company may be notified of claims that it has infringed a third party's intellectual property. Even if such claims are not valid, they could subject the Company to significant costs. In addition, it may be necessary in the future to enforce the Company's intellectual property rights to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could force the Company to take actions that could harm its business. These include: (i) ceasing to sell products that contain allegedly infringing property; (ii) obtaining licenses to the relevant intellectual property which the Company may not be able to obtain on terms that are acceptable, or at all; (iii) indemnifying certain customers or strategic partners if it is determined that the Company has infringed upon or misappropriated another party's intellectual property; and (iv) redesigning products that embody allegedly infringing intellectual property. Any of these results could adversely affect the Company's business, financial condition and results of operations. In addition, the cost of defending or asserting any intellectual property claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant.

Product defects could cause the Company to incur significant product liability, warranty, repair and support costs and damage its reputation which would have a material adverse

effect on its business: Although the Company rigorously tests its products, defects may be discovered in future or existing products. These defects could cause the Company to incur significant warranty, support and repair costs and divert the attention of its research and development personnel. It could also significantly damage the Company's reputation and relationship with its distributors and customers which would adversely affect its business. In addition, such defects could result in personal injury or financial or other damages to customers who may seek damages with respect to such losses. A product liability claim against the Company, even if unsuccessful, would likely be time consuming and costly to defend.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do. The Company competes with independent distributors, importers, manufacturers, and suppliers of lighting fixtures and other consumer products for both LED and traditional lighting products. Many of its competitors have far greater name recognition and greater financial, technological and marketing resources than the Company. This may allow them to respond more quickly to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources to the research, development, promotion, sale and support of their products than the Company. In addition, the Company also faces competition from a number of smaller manufacturers that have developed LED products. The relatively low barriers to entry into the lighting industry and the limited proprietary nature of many lighting products also permit new competitors to enter the industry easily. If the Company's is unable to compete successfully in this highly competitive market, its future prospects of success may be harmed.

The loss of our senior management and failure to attract and retain qualified personnel in a competitive labor market could limit our ability to execute our growth strategy, resulting in a slower rate of growth: We depend on the continued service of our senior management. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel and retaining such personnel once hired. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could limit our ability to execute our growth strategy resulting in a slower rate of growth.

General economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

A demand for payment of outstanding loans would have a material adverse effect on the Company: Mr. Wei-Rur Chen, President, CEO and Chairman of the Board of the Company, has extended approximately $35,741 in loans to the Company which was paid in full as of September 30, 2006. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Wei-Rur Chen. A demand of

payment of the loans by Mr. Wei-Rur Chen would have a material adverse effect on the Company.

There can be no assurance that all or any of the shares will be purchased which could limit our ability to execute our growth strategy, resulting in a slower rate of growth: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company's capital requirements have been and will continue to be significant. Management plans to increase the Company's research, development and marketing efforts. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company. The Company's independent auditors have included an explanatory paragraph in their annual report dated December 31, 2005, on the Company's Financial Statements stating that the financial statements have been prepared on the assumption that the Company will continue as a going concern and that financing uncertainties raise substantial doubt about the Company's ability to continue as a going concern.

Because there is no public trading market for our common stock, you may not be able to resell your stock and, as a result, your investment is illiquid: Following the Offering, the Company is a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the

Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Investors will incur an immediate dilution from the public offering price: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.01 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $0.003 per share.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 48 million shares of Common Stock to be outstanding following this offering, 48 million shares were issued to the Company's existing shareholder in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. Mr. Wei-Rur Chen, a President, CEO and Chairman of the Board of the Company, owns 10,800,000 shares of common stock of the Company. Mr. Mr. Wei-Rur Chen is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144.

Underwriters' if they participate in the market could significantly influence the price and liquidity of the common stock: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

We do not anticipate paying any dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay

dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market:: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the lighting and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Our common stock may be subject to "penny stock" rules which may be detrimental to investors: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public

marketplace could reduce the price of our common stock: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

The Company's future capital needs are uncertain. The Company may need to raise additional funds in the future and these funds may not be available on acceptable terms or at all: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Dilution

As of December 31, 2006, the Company had a net pro forma net tangible book value of ($126,176) or approximately $(0.003) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after December 31, 2006, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.01 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of December 31, 2006 would have been $347,290, or $0.004 per share. This represents an immediate increase in net tangible book value of $ 0.007 per share to existing stockholders and an immediate dilution in net tangible book value of $ 0.006 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial offering price per share	$0.01
Pro forma net tangible book value per share as of December 31, 2006	$0.004
Increase per share attributable to new investors	$0.007
Dilution per share to new investors	$0.006

Item 4 Plan of Distribution

The Company and its directors and officers will attempt to place the shares offered herein at a price of $0.01 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 50,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5 Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $500,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected the Company may use portions of the proceeds for other purposes. For example, if a new product is developed by a third party that is more economical to license rather than develop its own proprietary product, the Company may seek to obtain a license for such product rather than develop its own proprietary product.

DESCRIPTION	AMOUNT	PERCENTAGE
Working Capital	$180,000	36%
Purchasing Manufacturing Facilities and Testing Equipment	$100,000	20%
Research & Development for New Product	$70,000	14%

Inventory	$60,000	12%
Marketing/Advertising/Promotion	$25,000	5%
Product Certification and Patent Filing	$30,000	6%
Repayment for Short-Term Loans	$20,000	4%
Legal/Accounting/Professional Fees	$15,000	3%
Total Use of Proceeds*	$500,000	100.0%

1. Working Capital. The Company plans to expand its product line, staff, facilities and equipment. Working capital will support the administration and management of the development of its lighting ranges and the distribution thereof.

2. Purchasing Manufacturing Facilities and Testing *Equipment*. The Company will seek to expand its factory facilities by installing manufacturing and testing equipment in its current offices in Sindian City, Taipei County. This factory expansion will allow the Company to meet production schedules due to market expansion.

3. Research & Development for New Product. The Company anticipates expanding its research and development staff to enhance its sales and market position by developing new and innovative products.

4. Inventory. The Company anticipates expanding its inventory.

5. Marketing/Advertising/Promotion. The Company anticipates expanding its marketing staff to enhance its marketing efforts. In addition, the Company anticipates continuing to exhibit its products in the leading international lighting trade shows and increasing its advertising in leading industry publications.

6. Product Certification and Patent Filing. The Company anticipates incurring patent filing fees and certification fees as it continues to develop new and innovative products.

7. Repayment for Short-Term Loans. *The Company* anticipates repaying $200,000 of outstanding short term loans.

8. Professional Fees. The Company anticipates incurring legal, accounting and financing fees to complete the Offering. Additionally, the Company anticipates incurring additional fees to consultants who will assist the Company in its operational and financial endeavors.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and may

vary substantially from these estimates. Furthermore, the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use significant portions thereof for other purposes.

Item 6 The Business of the Company

Color Stars is a vertically integrated LED lighting company that develops and manufacturers LED lighting products for general consumer applications as well as LED lighting products for professional lighting installations.

Its LED lighting application development activity ranges from lighting fixture design to optical lens and heat management, from color changing control systems to multiple-chip RGB packaging, and from white and warm-white LED packaging with phosphor of a proprietary composition to special packaging methods designed for general lighting applications.

Products

The Company's current products include the following:

- The ultra-bright LED Color Changing Galaxy System for building façade lighting and project lighting. The Galaxy System includes two multiple-chip light fixtures, the Beamer 12 and the Charmer; CS Galaxy System Series Controllers for controlling the color-changing effects of the Beamers and Charmers; Star Orchestra, a Windows-based software program used for programming color-changing patterns used in the controllers; ColorStars PDS Beamer Series Drivers that power the Beamers; and the ColorStars PS Charmer Series Drivers that power the Charmers.

- The ultra-bright TriStar series of five-watt single-color and RGB LED lamps for interior accent and cove lighting and project lighting. These include the consumer product line of TriStar lamps: the TriStar RGB and single-color E27 lamps, the TriStar RGB and single-color GU10 and the TriStar RGB and single-color MR16. All of the TriStar E27, GU10 and MR16 lamps are available as RGB color-changing lamps or in 16 single colors. The TriStar series also includes a professional product line of lighting products: the TriStar RGB Master and Slave lamps and the TriStar RGB SMART lamps. The TriStar RGB Master can synchronize and control color-changing effects of up to 32 TriStar Slave lamps using the TriStar IR Remote Controller or any line switch. The TriStar RGB SMART lamps are individually addressable and controlled with the TriStar PAVO series of controllers and the TriStar IR Remote Controller.

- The TriStar PAVO series of controllers and the TriStar IR Remote Controller. The TriStar PAVO series of controllers are used to control color changing programs for the TriStar RGB SMART lamps with 20 programs maximum and eight pre-set programs. The PAVO series models include the PAVO-32 for

controlling 32 lamps, the PAVO-64 for controlling 64 lamps and the PAVO-96 for controlling 96 lamps. The TriStar IR Remote Controller controls light effects for the TriStar E27, GU10 and MR16 RGB lamps as well as the TriStar Master and SMART lamps. There are four pre-set color-changing pattern modes and 16 pre-set single colors, along with four light-intensity adjustment keys. Setup/cancel keys are available for RS485 – setting the ID addresses for the TriStar RGB SMART lamps.

Additional professional lighting products developed and manufactured by the company include the GemStar MR-10-W Linear LED lamps, the Mini-Bar LED lamps and the EZStar LED lamps. The GemStar MR-10-W Linear lamps are available in RRR, GGG, BBB, white and warm white, and are suitable for cabinet lighting. The Mini-Bar LED lamps are available in single colors and are suitable for project lighting. The EZStar LED lamps are available in RRR, GGG, BBB, daylight white and warm white, and RGB. The single-color lamps range in size from 10cm to 30cm and the RGB lamps range in size from 10cm to 30cm. The EZStar LED lamps are suitable for interior vehicle or cruise liner lighting or project lighting.

The Company also sells LED power and data drivers that professional lighting engineers can use to power the Color Stars line of LED lighting fixtures.

The Company is engaged in the research and development of a variety of products to extend its lines of consumer and professional lighting products. Among these products are a new low-cost 5W TriStar MR16 warm white LED lamp for general consumer applications; a solar-powered 1W and 3W LED lamp suitable for residents of rural villages in developing countries where electric power generation is limited; a high-power, ultra-bright version of the Beamer for building façade lighting; new two-wire versions of the TriStar Master-Slave and TriStar SMART lamps; and a compact emergency light fixture that can become a portable lamp when needed.

The Tristar-GU10-RGB and GU-10 Single Colors, the TriStar-E27-RGB and E27 Single Colors, the TriStar MR16-RGB and MR16-Single Colors, and the TriStar MR16 Master and MR16 Slave lamps have all been certified as in compliance with the European Council directive 89/336/EEC as amended by directives 92/31/EEC and 93/68/EEC within CE marking requirements. This means that these lamps meet all requirements of the European Union EMC (Electro Magnetic Compatibility) regulations allowing the Company to label the products with the CE mark of certification.

Furthermore, the TriStar-E27-RGB and TriStar-E27 Single Color lamps, as well as the TriStar-GU10-RGB and TriStar-GU10 Single Color lamps, have been tested and certified to be in conformity with European Union-Low Voltage Directive. These lamps are all in compliance with the requirements of the European Community Directive 73/23/EEC and 93/68/EEC.

The TriStar MR16, TriStar E27 and TriStar GU10 RGB and Single Color lamps have also passed the test for the RoHS Regulations. RoHS is a new requirement for the

European Union ("EU") that began July 1, 2006. The regulations require that no lead, mercury or other heavy metals are included in products sold to countries in the EU.

Color Stars designs and develops its LED lighting products by its own engineers and outsources the manufacturing from outside vendors of many different disciplines. These various manufacturers are mostly located in Taiwan.

Product Development

In reference to the products under development mentioned above, the company has developed working prototypes of the following:

- LED Lamp Kit using solar energy for rural villages of developing countries;
- Compact Emergency LED Light and portable rechargeable LED Light; and
- Color Changing Linear Flood Light.

The company is planning to mass produce and launch these products in the market in the 4th Quarter of 2006.

The following products are still in the engineering and design stage:

- Wireless Control System based on the Zigbee protocol;
- Color Changing Light Effect editing software;
- New lines of architecture lighting fixtures based on LED light sources; and
- New lines of high power LED lamps with high lumen output (500~1000 Lumens).

The completion of the development of none of the products would require a material amount of the resources of the company.

The company is not dependent on, nor expects to become dependent on, any one or a limited number of suppliers for essential raw materials or other items. The company's manufacturing operations is located in Taiwan where there is an extensive infrastructure of companies supplying raw materials to the LED lighting industry.

Intellectual Property

Patents

The Company has been issued patents for "high power LED color bulb with infrared remote function" in Taiwan and China, and patents for this technology are pending in UK, Germany, France and the U.S.A. This patent covers the technology in the TriStar series of RGB lamps.

A patent has been filed and is pending with the U.S. Patent and Trademark Office for the technology involved in the GemStar LED lighting product. The application number is: US11/435,868

The Company depends substantially on its patent for the technology involved in the color changing and remote controlled TriStar lamps. As of September 2006, these lamps account for 45% of the products sold by the Company in 2006.

Trademarks

"ColorStars" and "TriStar" are registered trademarks in various countries worldwide.

Research and Development

The Company spent approximately US$60,000 on research and development in the last fiscal year and expects to spend US$100,000 this year. The Company spent approximately 11.5% of its fiscal year 2005 revenues on research and development.

Sales

Sales to Collingwood Lighting Co., in United Kingdom represent about 20% of the Company's product sales, but this percentage is declining because of expanded sales to new customers. The backlog of written firm orders for products as of September 4, 2006 compared to September 4, 2005 are as follows: US$200,000 and US$100,000 respectively.

The main reason for the increased figure is market expansion. Most of the products on backorder are TriStar lamps. Each order ranges from US$2,000 to US$30,000-US$40,000. These order amounts represent the typical size of orders for the Company at the present time. There are no seasonal or cyclical sales for the Company.

Staffing

As of November, 2006, the Company had 12 full time employees. The number of employees of the Company, as of December 2006, by category, is as follows:

Administrative	2
Marketing and Sales	5
Research and Development	5

There are no collective bargaining agreements between the company and its employees. The Company does not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months

The Company anticipates that in the next 12 months it will need to increase its number of employees to the following level:

Administrative	4 to 5
Marketing	10 to 12
R & D	10 to 12
Production	15 to 20

Principal Location

The Company is a Nevada corporation with corporate headquarters at 9F-10F, No. 566 Jung Jeng Rd., Sindian City, Taipei County 231, Taiwan, R.O.C.

Litigation

The Company is not a party to any material legal proceeding.

Business Strategy

The Company's primary objective is to:

(i) continue to expand its product line by utilizing its strong research and development capabilities to add new lighting options to its current product range that include low cost and/or low energy lighting, ultra-bright lighting and emergency lighting. Among these products are a new low-cost 5W TriStar MR16 warm white LED lamp for general consumer applications; a solar-powered 1W and 3W LED lamp suitable for residents of rural villages in developing countries where electric power generation is limited; a high-power, ultra-bright version of the Beamer for building façade lighting; new two-wire versions of the TriStar Master-Slave and TriStar SMART lamps; and a compact emergency light fixture that can become a portable lamp when needed.

(ii) continue to expand its distribution channels in both existing and new markets internationally by utilizing both direct and indirect sales organizations. For example, the Company has recently entered the lighting market in India. The Company expects sales to increase substantially in this market in fiscal year 2007. In addition, the Company submitted its TriStar lamps to Underwriters' Laboratories for UL testing in September 2006. Gaining UL approval of the TriStar lamps will enhance the ability of the Company to penetrate the markets in the US and Canada.

In Color Stars' opinion the technology for color changing of LED lights is in the public domain and has been adopted and used by the lighting industry for over 10 years. In 2004, Color Kinetics sued TIR and Super Vision International, Inc. for infringement on a U.S. patent Color Kinetics claims it has been awarded for color-changing technology. Super Vision has countersued Color Kinetics for infringement on patent rights involving the same technology.

While it is Color Stars' opinion that color-changing technology for LED lighting is in the public domain, prior to entering the U.S. market following the approval by Underwriters Laboratories (UL) of its TriStar lamps, Color Stars will consult with its patent attorneys to determine whether Color Stars should enter into a licensing agreement of color-changing technology with either Color Kinetics or Super Vision.

Favorable factors that will enhance Color Stars marketing position and increase revenues are the continuing trends of price reductions of LED chips and the technological improvements in the increased lumen output of LEDs. Both factors will increase the speed in which LED lights are adopted in both commercial and residential lighting.

The Company expects to be profitable by the end of fourth quarter of the fiscal year of 2007.

By the end of the 4th quarter of fiscal year 2007, the Company expects to expand its factory facilities by installing manufacturing and testing equipment in its current offices in Sindian City, Taipei County. This factory expansion will allow the Company to meet production schedules due to market expansion.

<u>Industry Overview</u>

According to a 2003 report completed by the Next Generation Lighting Industry Alliance (NGLIA), an industry consortium involved in solid-state-lighting (SSL) working in cooperation with the United States Department of Energy, the size of the global lighting industry (including the sale of lamps, ballasts, luminaries and lighting controls) in 2001 was US$40 billion. The U.S. total of that amount was US$12 billion.

In the U.S. alone, the DOE estimates that 22% of electricity generation has been used for lighting, amounting to the electricity production of 100 large power plants that require three times the energy to produce the electricity. 8% of all energy consumption in the U.S. is devoted to lighting. The market cost of the electricity devoted to lighting in the U.S. in 2001 was US$55 billion.

There were 4.2 billion incandescent lamp sockets in use in the U.S. requiring the generation of electricity equal to the production of 41 major power plants at a cost of US$25 billion.

The National Institute of Standards and Technology ("NIST") indicated in its report, Trends and Opportunities in Photonics Technologies: Solid-State Lighting and Healthcare (NISTIR 7305), that in 2005 in the U.S., commercial lighting accounted for 74% of all lighting generated.

The NGLIA estimates that LED (light emitting diodes) and OLED (organic light emitting diodes) lamps will replace 50% of all incandescent and fluorescent lamps in use when LEDs reach 150 lm/W (lumens per watt). NGLIA estimates that LEDs have the potential

to reach 200 lm/W, compared to the efficacies of incandescent lamps at 15 lm/W and fluorescent tubes at 90 lm/W.

In the U.S., when 50% of all incandescent and fluorescent lamps have been replaced with LEDs, there will be a savings of energy equal to the power generation of 30 large power plants and US$17 billion (based on 2003 electricity rates in the U.S.) When solid-state lighting replaces all existing light, the DOE estimates that consumers will save US$115 billion by 2025 and experience a 10% reduction in greenhouse emission gases.

The NGLIA estimates that based on the results in LED technology over the past few years, there are no fundamental reasons why LEDs and OLEDs cannot achieve 10-12 times the efficiency of incandescent lamps and 2 times the efficiency of fluorescent lamps.

Other benefits of SSL, which will further encourage the development and use of LEDs and OLEDs, include the following:

1. a reduction in the production in the U.S. alone of 155 tons of carbon dioxide emissions and one million tons of combined nitrous oxides and sulfur dioxide;
2. higher theoretical efficiencies of LEDs and OLEDs;
3. greater ruggedness (much lower fragility), much longer lifetimes and no catastrophic failures (LEDs);
4. much greater design freedom (color flexibility, including whites that require no filters, are dimmable and can achieve new form factors for greater fixture design flexibility); and
5. intrinsically diffuse (OLEDs) or "point" (LEDs) light sources.

Competition

Color Stars Group sells its products globally primarily to lighting distributors selling LED lamps and lighting fixtures for commercial lighting. As illustrated in the NGLIA report, the Company expects this market to grow rapidly, especially as incandescent and fluorescent lamps are replaced by LEDs in commercial lighting because of energy savings, greater design flexibility, the elimination of pollutants, greater ruggedness, longer lifetimes and a lack of catastrophic failures.

Color flexibility, including RGB color-changing effects, energy savings and lower maintenance, are factors that will encourage the use of LEDs in residential lighting, but this market will adopt LEDs more slowly than will the commercial lighting market. It is also a smaller market.

Competition in the market in which the Company sells its products is primarily based on price and the frequent introduction of new products to the market using the latest available technology. The Company's manufacturing operations in Taiwan and mainland China, as well as the location of its R & D staff in Taiwan, allows the company to take

full advantage of a well-developed infrastructure of high-technology companies, well-trained engineers in the SSL field and low costs from manufacturing in China.

The Company's TriStar RGB color-changing LED lamps are currently the only products in the global market controlled by IR remote controllers. This technology differentiates The Company's TriStar series of products in the market.

The Company's Galaxy System color-changing products are similar to products produced by its primary competitors: Color Kinetics (CLRK), Super Vision (SUPVA) and TIR (TIR.TO). Color Stars differentiates its Galaxy System of color-changing products from its competitors through its cost structure which incorporates the advantage of in-house manufacturing.

The Company's principal competitors are Color Kinetics, Inc. (CLRK) and Super Vision (SUPVA) in U.S.A., and TIR (TIR.TO) in Canada. The Company also expects increased competition from major traditional lighting companies such as General Electric, Osram and Sylvania who have or are developing LED lighting products.

The following chart shows management's belief as to the relative size, financial condition and market strengths and weaknesses of the Company' competitors.

The Company believes that it can compete successfully with its competitors because of lower manufacturing costs and close proximity of its research and development operations to one of the world's most advanced high-tech centers – Taipei – Hsinchu, Taiwan - which offers a supply of highly-trained engineers and the latest in SSL technology.

Pricing

The following chart shows the Company's products and whether or not the Company's major competitors sell similar products. The chart also provides a comparison of prices for those products in which the Company competes with its primary competitors.

ColorStars' Product	**Product Description**	**Price**	**Color Kinetics**	**Super Vision**	*TIR*
TriStar MR16-RGB	5W color-changing LED lamp	US$19	No product	No product	No product
TriStar MR16-single	5W single-color LED lamp	9	No product	No product	No product
TriStar E27-RGB	5W color-changing LED lamp	21	No product	No product	No product
TriStar E27-single	5W single-color LED lamp	11	No product	No product	No product
TriStar GU10-RGB	5W color-changing LED lamp	21	No product	No product	No product
TriStar	5W single-color	11	No product	No product	No product

GU10-single	LED lamp				
TriStar Master	5W color-changing LED lamp	30	No product	No product	No product
TriStar Slave	5W color-changing LED lamp	25	No product	No product	No product
TriStar SMART	5W color-changing LED lamp	26	No product	No product	No product
EZStar RGB	5W color-changing LED lamp	18	No product	No product	No product
EZStar single color	5W single-color LED lamp	8	No product	No product	No product
GemStar	Cabinet lighting fixture	14	No product	No product	No product
Beamer	For building façade lighting	320	Color Blast $450	SaVi SHO $400	Destiny CW $600
Charmer	For cove and accent lighting	75	Fresco $150	SaVi Accent $NA	Destiny CV $200
X-Bar		240	No product	No product	Destiny CL$400
CS-32 Controller	Controller for Beamers	450	iPlayer-2 $900	(outsourced)	No product
PAVO-32 Controller	Controller for TriStar Master-Slave and SMART lamps	75	No product	No product	No product
TriStar IR Remote	IR remote controller for TriStar lamps	4	No product	No product	No product

Marketing

Color Stars exhibits its products in the world's three largest lighting trade shows annually: light+building (Frankfurt, Germany), LightFair (Las Vegas-New York, U.S.A.) and the Hong Kong International Lighting Fair (Hong Kong).

The Company began to advertise in an industry publication, LEDs Magazine Review, with a full-page advertisement in its July-August 2006 edition. Additional advertisements are being considered in several other industry publications in the field of architectural lighting and an Internet lighting sources website.

As the Company is primarily focused on commercial lighting, its marketing efforts are directed at distributors of lighting products for architects and lighting engineers.

The Company believes that its marketing efforts will result in profitability by the end of the 4th quarter of 2006.

Marketing activities are directed by Ms. Easter Chiu, Vice President for Marketing and Sales. Under her direction, the company arranges attendance at the major international lighting trade shows and is currently planning a strategy to place advertisements in high profile media outlets trafficked by professional lighting engineers and lighting products distributors.

The first full-page Company advertisement appeared in the July-August 2006 issue of LEDs Magazine Review. The company plans to continue placing its ad in this publication in order to raise the awareness of the Color Stars name among lighting professionals.

A plan is currently being developed to place additional advertisements in a major publication that targets professionals in architectural lighting. Consideration is also being given to the placement of advertisements in an online directory of lighting sources.

Item 7 Description of Property

The Company does not own any real estate.

The Company leases its principal office at 9F-10F, No. 566 Jung Jeng Rd., Sindian City, Taipei County 231, Taiwan, R.O.C. The term of the lease is 5 years (from January 1, 2006 to December 31, 2011). Lease payments are US$90,000 per year. The lease contains no renewal options. The Company has no plans to acquire any property in the immediate future.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 48 million shares outstanding, implying a pre-offering enterprise valuation for the Company of $480,000 (48,000,000 x $0.01). The management believes that this is an appropriate price for the Offering.

Salaries of Officers: For the 2006 year, the Company's officers, receive the following salaries: Wei-Rur Chen, the Chief Executive Officer, President and Chairman of the Board: $60,000; and Mei-Ying Chiu, Secretary of the Company: $40,000.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of December 31, 2006:

Name	Positions with the Company	Age	Position Held Since
Mr. Wei Rur Chen	President, Chief Executive Officer and Chairman of the Board	45	2003
Mr. Ting-Feng Wu	Director	46	2005
Ms. Mei-Ying Chiu	Secretary and Treasurer	53	2004

Mr. Wei Rur Chen, President, Chief Executive Officer and Chairman of the Board
300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

Mr. Wei Rur Chen has served as the Company's Chief Executive Officer and President since 2003. Prior to joining the Company, Mr. Chen was Executive Vice President of Primo Lite Co., Ltd. (2002 to 2003), Executive Vice President of Tinya Engineering Co., Ltd. (2000 to 2002), Vice President of Hi-Doer Power Co., Ltd. (1997 to 2000), Manager of Sales and Marketing, Westinghouse Elec.(1991 to 1997) and Manufacturing Engineer, Westinghouse Elec. (1984 to 1989). He has a Master of Science, Industrial Engineering from Clemson University SC, USA, 1990.

Mr. Li Chang Hsu, Vice President and Director
300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

Mr. Li Chang Hsu has served the Company as a Vice President and Director since 2005. Prior to joining the Company, Mr. Hsu was a Plant Manager of Compal Communications (2000 to 2006), Manufacturing Manager of Compal Computer (1997 to 2000), Manufacturing Manager, Dupont Connectors (1989 to 1997) and Quality Manager, Holly Alloy Co., Ltd. (1986 to 1989). Mr. Hsu has a Bachelor of Science, Mechanical Engineering from the National Central University, Taiwan, 1983.

Ms. Mei-Ying Chiu, Secretary and Director
300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

Ms. Mei-Ying Chiu has served as the Company's Secretary since 2004. Prior to joining the Company, Ms. Chiu was Vice President of Sales and Marketing for 5E Chemical Co., Ltd. (2003 to 2004), Manager of Marketing for Tingya Engineering (2001 to 2003), Project Manager for Stone & Webster Taiwan (1999 to 2001) and Project Manger for Gibsin Engineering Co., Ltd. (1980 to1997). Ms. Chiu has s Bachelor of Arts, Business Administration from Mingchuan University, Taiwan, 2001.

Board Composition: The Board of Directors is currently comprised of three directors. The directors are Wei-Rur Chen, Chairman of the Board, Ting-Feng Wu and Mei-Ying Chiu. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company. There are no other family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Nevada corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable

nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the three highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	**Capacities in which remuneration was received**	**Aggregate remuneration**
Mr. Wei Rur Chen	President, Chief Executive Officer and Chairman of the Board	$60,000
Mr. Li Chang Hsu*	Vice President and Director	$40,000
Ms. Mei-Ying Chiu	Vice President and Director	$40,000

* Mr. Li Chang Hsu is no longer Vice President of Director of the Company.

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Common Stock
Common Stock	Wei-Rur Chen 7, Mayhua 1st Road Sindian City, Taipei County Taiwan 231	President ,Chief Executive Officer and Chairman of the Board	10,800,000	22.5%
Common Stock	Ting-Feng Wu 3F, No. 11, Dathung Rd. Kaohsiung County	Director	0	0%

	833 Taiwan ROC			
Common Stock	Mei-Ying Chiu 9F, No. 568, Jungjeng Road Sindian City, Taipei County Taiwan 231	Secretary/Treasurer, Director	2,500,000	5.21%
Common Stock	Tsui-Ling Lee 7, Mayhua 1st Road Sindian City, Taipei County Taiwan 231	Shareholder	8,000,000	16.67%
Common Stock	Reuya International LTD 10F, No. 566 Jungjeng Rd. Sindian City, Taipei County Taiwan 231	Shareholder	11,620,000	24.21%
Common Stock	All directors and executive officers as a group (2 persons)		13,300,000	27.71%

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of December 31, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 48 million shares of Common Stock outstanding that were held of record. There will be a maximum of 98 million shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

A maximum of 50,000,000 common shares are being offered to the public at $0.01 per share. There is no minimum.

A maximum of $500,000 will be received from the offering. The insiders will hold 40,920,000 shares. This means that about 58% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Voting Rights: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore.

Liquidation Rights: In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Preemptive and/or Conversion Rights: The Common Stock has no preemptive or conversion rights or other subscription rights.

Redemption and/or Sinking Fund Provisions: There are no redemption or sinking fund provisions applicable to the Common Stock.

Liability to Further Calls or Assessment by Company: There are no calls. Upon a liquidation of our company, our creditors will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock Bay City Transfer Agency and Registrar located at 300 Center Ave., Suite 202B, Bay City, MI 48708 and its telephone number is: 989 891-9720.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 98,000,000 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 48 million shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 980,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other

factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

The management of the Company has arbitrarily determined the Offering Price in its sole discretion. The management believes that this is an appropriate price for the Offering.

Part Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

Color Stars Group ("Color Stars" or the "Company") is a vertically integrated LED lighting company that develops and manufacturers LED lighting products for general consumer applications as well as LED lighting products for professional lighting installations.

Its LED lighting application development activity ranges from lighting fixture design to optical lens and heat management, from color changing control systems to multiple-chip RGB packaging, and from white and warm-white LED packaging with phosphor of a proprietary composition to special packaging methods designed for general lighting applications.

Selected Financial Data

	Fiscal Year ended,	
RESULTS OF OPERATIONS:	December 31, 2006	December 31, 2005
Total revenues	$1,179,247	$526,590
Net loss	$ 41,988	$192,500
Net loss attributable to common stockholders	$ 41,988	$192,500

Basic and fully diluted loss per common share	$ (0.0009)	$(0.13)
Weighted average common shares outstanding	48,000,000	1,500,000

Overview

Fiscal Year ended December 31, 2006 compared with Fiscal Year ended December 31, 2005

Overall Financial Situation. The Company had revenues of $1,179,247 for twelve month period ended December 31, 2006, an increase of $652,657 or 124% from the twelve months ended December 31, 2005. The Company's revenues consisted mainly from its sales of light emitting diode and lighting equipment. The Company has operating expenses of $500,003 for the twelve month period ended December 31, 2006, an increase of $162,540 or 48% from the fiscal year ended December 31, 2005. The increase is primarily due to the increased sales of the Company. The Company's operating expenses includes the costs and expenses of advertising, sales, research and development and general and administrative expenses. For the twelve month period ended December 31, 2005, the Company had revenues of $526,590 with costs of revenues of $337,463. The Company had stockholders' deficiency at December 31, 2006 in the amount of ($126,176), an increase of $41,987 from the stockholders' deficit at December 31, 2005 of ($84,189). This decrease is primarily due to the net loss incurred in the last twelve month period. Selling general and administrative expenses increased from the twelve month period ended December 31, 2005 by $162,540 or 9.0%, resulting in a loss from operations of $43,496 for the twelve month period ended December 31, 2006. Interest expense decreased by $569 for the twelve month period ended December 31, 2006 from $5,266 for the twelve month period ended December 31, 2005.

Revenues. The Company had revenues of $1,179,247 for the twelve month period ended December 31, 2006, an increase of $652,657 or 124% from the twelve month period ended December 31, 2005. The Company's revenues consisted mainly from its consisted mainly from its sales of light emitting diode and lighting equipment. The increase in revenues was a result of expansion of sales of products to new customers.

Selling, General and Administrative Expenses. Research, selling, general and administrative expenses increased from the twelve month period ended December 31, 2005 by $162,540 or 9.0%, resulting in a loss from operations of $43,496 for the twelve month period ended December 31, 2006. These expenses consist primarily of employee salaries and other corporate expenses.

SUBSEQUENT EVENTS

N/A

Part III **Exhibits**

Exhibits

Item 1. **Index to Exhibits**

No.	Exhibit	Page.
2	Articles of Incorporation of the Company	
2	Articles of Conversion of the Company	
2	By-Laws of the Company	
11	Opinion of Cohen & Czarnik, LLP	

Item 2. **Description of Exhibits**

(2) Charter and By-laws:

(11) Opinion Re: Legality

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 24th day of February, 2007.

COLOR STARS GROUP

Wei-Rur Chen, CEO and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Wei-Rur Chen, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE

Wei-Rur Chen, Director, February 24, 2007

Mr. Ting-Feng Wu, Director February 24, 2007

Mei-Ying Chiu, Director, February ___, 2007

ColorStars Group

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

December 31, 2006

ColorStars Group

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

TABLE OF CONTENTS

COLORSTARS GROUP
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	December 31,2006	December 31, 2005
ASSETS		
Cash and equivalents	$ 84,464	$ 67,728
Accounts receivable, net of allowance for doubtful accounts of $427	8,322	1,822
Inventory	176,982	60,134
Prepaid expenses and other current assets	61,969	12,556
Total current assets	331,737	142,240
Machinery and equipment	19,852	7,838
Transportation equipment	11,053	10,934
Office equipment	45,520	38,354
Other equipment	217	214
Total	76,641	57,340
Less — accumulated depreciation and amortization	(37,577)	(24,085)
Property and equipment — net	39,065	33,255
Other Assets	15,220	40,873
TOTAL ASSETS	$ 386,023	$ 216,369
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term loans	$ 61,538	$ 91,320
Notes payable	116,100	7,672
Accounts payable	138,851	148,771
Accrued expenses	4,380	11,476
Accrued compensation	13,150	-
Other payables	-	35,741
Receipts in advance	12,755	4,969
Other current liabilities	165,425	609
Total current liabilities	512,199	300,558
STOCKHOLDERS' DEFICIT		
Common stock, 0.001 par value ; 500, 000,000 shares authorized 1,500,000 shares issued and outstanding, December 31, 2005 48,000,000 shares issued and outstanding, December 31, 2006	450,030	432,030
Foreign Currency Translation Adjustment	18,156	18,156
Accumulated deficit	(594,362)	(534,375)
Total stockholders' deficit	$ (126,176)	$ (84,189)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	386,023	216,369

The accompanying notes are an integral part of these financial statements.

COLORSTARS GROUP
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	For Three Months ended March 31, 2006	For Three Months ended December 31,2006	For Twelve Months ended December 31,2006	January 1, 2005 to December 31,2006	January 1,2005 to December 31, 2005
Net Sales	$ 218,783	376,445	$ 1,179,247	$ 1,705,837	$ 526,590
Cost of Sales	130,236	215,059	722,740	1,076,327	353,587
Gross Profit	88,547	161,386	456,507	629,510	173,003
OPERATING EXPENSES:					
Advertising	123	5,357	8,573	15,414	6,841
Selling	3,313	104	6,633	237,727	231,094
Research and development	9,793	10,818	81,903	142,389	60,486
General and administrative	102,879	116,037	402,894	441,936	39,042
Total operating expenses	116,109	132,316	500,003	837,466	337,463
Gain or (Loss) from Operations	(27,561)	29,070	(43,496)	(207,956)	(164,460)
Non-Operating Income					
Interest income	0	669	1,118	1,289	171
Gain on foreign exchange	1,755	1,190	8,514	10,362	1,848
Other non-operating income		-	3,632	0	-
Non-Operating Expense					
Interest expense	927	1,183	4,697	9,963	5,266
Loss on foreign exchange	1,262	3,212	7,059	7,059	-
Loss on physical inventory	0	-	-	-	-
Other	0	-	-	24,793	24,793
Gain or (Loss) before income tax	$ (27,995)	26,534	(41,988)	(234,488)	(192,500)
Income tax benefit	0	-	-	-	2
NET INCOME OR (LOSS)	$ (27,995)	26,534	$ (41,988)	$ (234,486)	$ (192,498)
LOSS PER SHARE:					
Basic and diluted loss per share	(0.00)	0.00	(0.00)	(0.00)	(0.13)
WEIGHTED AVERAGE SHARES OUTSTANDING:					
Basic and diluted	48,000,000	48,000,000	48,000,000	48,000,000	1,500,000

The accompanying notes are an integral part of these financial statements.

COLORSTARS GROUP
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
For the Period January 1, 2005 to December 31, 2006
(UNAUDITED)

	Shares		Value		Foreign Currency Adjustment		Accumulated Deficit		Total
Balance at December 31, 2004	1,500,000	$	432,030	$	-	$	(341,877)	$	90,153
Net Loss	-		-		-		(192,498)		($192,498)
Foreign Currency Adjustment	-		-		18,156		-		18,156
Balance at December 31, 2005	1,500,000	$	432,030	$	18,156	$	(534,375)	$	($84,189)
Shares Issued to previous Shareholders	28,500,000		-		-		-		-
Shares Issued for Services	18,000,000		18,000		-		-		18,000
Net Loss	-		-		-		(86,521)		($86,521)
Balance at September 30, 2006	48,000,000	$	450,030	$	18,156	$	(620,896)	$	(152,710)
Net Income	-		-		-		26,534		26,534
Balalnce at December 31, 2006	48,000,000	$	450,030	$	18,156	$	(594,362)	$	(126,176)

The accompanying notes are an integral part of these financial statements.

COLORSTARS GROUP
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	For Three Months ended June 30, 2006	For Three Months ended December 31,2006	For Twelve Months ended December 31,2006	From January 1, 2005 to December 31,2006	From January 1, 2005 to December 31,2005
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net loss	$ (34,445)	$ 26,534	$ (41,988)	$ (234,486)	$ (192,498)
Adjustments to reconcile net loss to cash from operating activities					
Depreciation and amortization	3,877	5,511	16,647	30,190	13,543
Loss on uncollectible accounts	-		-	108,452	108,452
Shares issued for services	-	-	-	-	-
Changes in assets and liabilities:					
Notes receivable	-	-	-	2,651	2,651
Accounts receivable- net	(8,835)	3,877	(6,483)	27,014	33,497
Other receivables	-	-	-	8,862	8,862
Inventory	1,471	(72,548)	(116,197)	(121,785)	(5,588)
Prepaid expenses and other current assets	(5,727)	2,184	(7,912)	12,559	20,471
Outstanding checks	14,797	70,643	108,346	108,346	-
Other assets	757	4,380	(1,228)	(1,228)	-
Accounts payable	57,687	(28,480)	(11,530)	18,459	29,989
Accrued expenses	-	-	-	(12,634)	(12,634)
Other payables	1,381	1,162	5,932	41,673	35,741
Receipts in advance	-	-	-	85	85
Other current liabilities	37,731	22,899	137,305	133,627	(3,467)
Cash flows from operating activities	68,695	36,162	82,892	121,785	39,104
CASH FLOWS FROM INVESTING ACTIVITIES:					
Decrease in refundable deposits	-		-	2,435	2,435
Purchase of fixed asset	(1,875)	-	(17,738)	(17,738)	-
Intellectual property - Patents Filing	-	(11,262)	(17,439)	(17,439)	-
Office Equipment		(943)	(943)	-	-
Cash flows from investing activities	(1,875)	(12,205)	(36,120)	(32,742)	2,435

The accompanying notes are an integral part of these financial statements.

COLORSTARS GROUP
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	For Three Months ended June 30, 2006	For Three Months ended December 31,2006	For Twelve Months ended December 31,2006	From January 1, 2005 to December 31,2006	From January 1, 2005 to December 31,2005
CASH FLOWS FROM FINANCING ACTIVITIES:					
Payments under equipment note payable and line of credit	-	-	-	(9,947)	(9,947)
Short-term loans		-	(30,769)	(30,769)	-
Cash flows used in financing activities	-	-	(30,769)	(40,716)	(9,947)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	-	-	-	3,324	3,324
NET INCREASE IN CASH AND EQUIVALENTS	66,820	23,957	16,003	51,652	34,916
CASH AND EQUIVALENTS — Beginning of period	39,873	60,507	68,461	32,812	32,812
CASH AND EQUIVALENTS — End of period	106,693	$ 84,464	$ 84,464	$ 84,464	$ 67,728
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:					
Cash paid for interest	-	-	-	-	$ 4,987
Cash paid for income taxes	-	-	-	-	$ 19

The accompanying notes are an integral part of these financial statements.

ColorStars Group – Notes to Financial Statements

Note 1 – Nature of Business and Basis of Presentation

Nature of Business – On February 14, 2006, ColorStars Group, Nevada, USA acquired (1,500,000 shares) all of the outstanding share of Color Stars Inc., in exchanged for 30,000,000 shares of ColorStars Group (20:1 forward split) valued at $432,030. Also on February 14, 2006, 18,000,000 shares were issued to technical/financial consultants with a par value of $0.001 and a total value of $18,000. Color Stars Inc., is a Taiwanese Company which is mainly engaged in manufacturing, designing and selling light-emitting diode and lighting equipment.

Circletronics Inc., now ColorStars Group, was incorporated in Canada on January 21, 2005. Circletronics Inc., was redomiciled to Nevada and its name changed to ColorStars Group on November 3, 2005. ColorStars Group owns 100% of the shares of Color Stars Inc. The directors of the companies are the same (Wei-Rur Chen, Li Chang and Mei-Ying Chiu).

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.. However, it has sustained continued operating losses and lacks sources of revenue which creates uncertainty about the Company's ability to continue operations as a going concern. The Company's ability to continue operations as a going concern, to realize its assets and discharge its liabilities is dependent upon obtaining financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations. It expects to raise capital in order for it to continue operations. Management believes that the current business plan if successfully implemented may provide the opportunity for the Company to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalent – Cash and cash equivalents include cash on hand, cash on deposits and all short-term highly liquid investments purchased with remaining maturities of three months or less.

Fair Value of Financial Instruments – The carrying amount of cash, accounts receivable and accounts payable approximates fair value due to the short-term nature of these instruments.

Inventory – Inventory is stated at the lower of cost (first-in, first-out method) valued at $60,134 for the year ended December 31, 2005 and $176,982 for the year ended December 31, 2006.

Property and Equipment – Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets (five years for machinery equipment, three and a half years for transportation equipment and three years for computer and office equipment). Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization is eliminated from the respective amounts and any resulting gains or losses are reflected in operations. Expenditures for repairs and maintenance costs are expensed as incurred.

Warranties – ColorStars Group offers a standard warranty of one year from the shipping date.

Revenue Recognition – Revenues are recognized in connection with sales of products when (1) there exists evidence of an arrangement with the customer, typically consisting of a purchase

Note 2 – Summary of Significant Accounting Policies (Continued)

order or contract; (2) products have been delivered and title and risk of loss has passed to the customer, which occurs when a product is shipped under customary terms, generally FOB shipping point; (3) the amount of revenue is fixed or determinable; and (4) it is probable that the amount sold will be collected.

An allowance for doubtful accounts for the amount of $423 for the year ended December 31, 2005 and $427 for the year ended December 31, 2006 were provided to reserve for credit losses as a result of customers' inability to pay.

Advertising costs are expensed as incurred. Advertising costs were $6,841 for the year ended December 31, 2005 and $8,573 for the year ended December 31, 2006.

Selling costs were $231,094 for the year ended December 31, 2005 and $6,633 for the year ended December 31, 2006.

Administrative costs were $39,042 for the year ended December 31, 2005, and $402,894 for the year ended December 31, 2006.

Research and development costs were $60,486 for the year ended December 31, 2005 and $81,903 for the year ended December 31, 2006.

Off-Balance-Sheet Risk and Concentration of Credit Risk – Financial instruments that potentially expose concentrations of credit risk primarily consist of cash and equivalents, investments and accounts receivable. Management believes there are no significant off-balance-sheet risks such as those associated with foreign exchange contracts, option contracts or other foreign exchange hedging arrangements. With respect to concentration of credit risk, the Company has cash investment policies which, among other things, limit investments to investment-grade securities. Ongoing credit evaluations of the customers are performed and allowances for potential credit losses maintained.

Geographic Information - Product revenues for the year ended December 31, 2005 were primarily from customers based in Europe $400,200, Asia $105,316 and the United States of America $21,063.

Product revenues for the year ended December 31, 2006 were primarily from customers based in Europe $896,228, Asia $235,849, and the United States of America $47,170.

Foreign Currency – The assets and liabilities are translated from New Taiwanese Dollars into U.S. Dollars at year-end exchange rates, and revenues and expenses are translated at average rates prevailing during the year. Resulting translation adjustments are accumulated as part of foreign currency adjustment.

New Accounting Pronouncements – In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, Share-Based payment ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first quarter of the first annual reporting period that begins after June 15, 2005. The Company will adopt SFAS No. 123R on January 1, 2006 using the modified-prospective method.

ColorStars Group – Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

On November 29, 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during years beginning after June 15, 2005. Management does not believe adoption of SFAS No. 151 will have a material effect on the financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires companies to apply a retrospective application for reporting a change in accounting principle and differentiates a retrospective application from a restatement. This Statement also carries forward the guidance from APB Opinion No. 20 regarding the correction of an error and changes in accounting estimates. Management does not anticipate any impact on the financial statements from the adoption of this Statement.

Note 3 – Line of Credit

At December 31, 2005 the line of credit carried a balance of $91,320. The prevailing interest rate was 5.13% as of December 31, 2005. For the year ended December 31, 2006 the balance was $61,538.

Note 4 – Loss per Share

Loss per share at December 31, 2005 was $0.01 based on an average of 1,500,000 shares outstanding. For the year ended December 31, 2006, the loss per share is $ 0.00 based on an average share of 48,000,000 shares outstanding.

Note 5 – Income Taxes

Based upon the Republic of China tax laws deferred tax assets and liabilities are provided based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carry forwards, using enacted tax rates expected to be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized. No provision was made for United States Taxes.

Note 6 – Related Party Transactions

As of December 31, 2005, Mr. Wei-Ru Chen (the company's chairman) was owed $35,741. This is included as other payables. The amount owed was paid during the three months ended September 30,2006.

Note 7 – Commitments

The company has a 5-year rental agreement with a renewal option. Rent expense for the year 2005 was $25,102. The annual rents for the next 5 years are as follows:

2006	$82,600
2007	90,000
2008	52,300
2009	45,000
2010	38,100
Total	$308,000

Note 8 – Shareholders' Deficit

On December 31, 2005 there were 1,500,000 shares authorized, and issued and outstanding with a value of $432,030. Foreign Currency adjustment had a value of $18,156 and the accumulated deficit for the year ended December 31, 2005 was $(534,375).

For the year ended December 31, 2006 there were 48,000,000 shares issued and outstanding with a value of $450,030. The accumulated deficit for the year ended December 31, 2006 was $(594,362).

Distribution of earnings

As provided by the Company's Articles of Incorporation, annual net income shall be distributed in the following order:

a. To pay income tax;
b. To offset accumulated deficits;
c. To appropriate 10% as legal reserve;
d. Set aside 1% as employees' bonus;

The remaining balance shall be distributed as dividends to shareholders.

Wei-Rur Chen, President & CEO

Date

Color Stars, Inc.

AUDITED FINANCIAL STATEMENTS

December 31, 2005

Color Stars, Inc.

AUDITED FINANCIAL STATEMENTS

December 31, 2005

TABLE OF CONTENTS

COLOR STARS INC.
BALANCE SHEET

ASSETS

		December 31, 2005
CURRENT ASSETS:		
Cash and equivalents	$	67,728
Accounts receivable, net of allowance for doubtful accounts of $423		1,822
Inventory		60,134
Prepaid expenses and other current assets		12,556
Total current assets		142,240
PROPERTY AND EQUIPMENT:		
Machinery and equipment		7,838
Transportation equipment		10,934
Office equipment		38,354
Other equipment		214
Total		57,341
Less - accumulated depreciation and amortization		(24,085)
Property and equipment - net		33,255
OTHER ASSETS:		40,873
TOTAL ASSETS	$	216,369

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:		
Short-term loans	$	91,320
Notes payable		7,672
Accounts payable		148,771
Accrued expenses		11,476
Other payables		35,741
Receipts in advance		4,969
Other current liabilities		609
Total current liabilities		300,558
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' DEFICIT:		
Common stock, .0288 par value; 1,500,000 shares authorized 1,500,000 shares issued and outstanding		432,030
Foreign Currency Translation Adjustment		18,156
Accumulated deficit		(534,375)
Total stockholders' deficit		(84,189)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	216,369

The accompanying notes are an integral part of these financial statements.

COLOR STARS INC.
STATEMENT OF OPERATIONS

		Year Ended December 31, 2005
NET SALES	$	526,590
COST OF GOODS SOLD		353,587
GROSS PROFIT		173,003
OPERATING EXPENSES:		
Advertising		6,841
Selling		231,094
Research and Development		60,486
General and administrative		39,042
Total operating expenses		337,463
LOSS FROM OPERATIONS		(164,460)
NON-OPERATING INCOME		
Interest Income		171
Gain on foreign exchange		1,848
NON-OPERATING EXPENSE		
Interest Expense		5,266
Other		24,793
Loss before income tax		(192,500)
Income tax benefit		2
NET LOSS	$	(192,498)
LOSS PER SHARE:		
Basic and diluted loss per share	$	(0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING:		
Basic and diluted		1,500,000

The accompanying notes are an integral part of these financial statements.

COLOR STARS INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
For the Period January 1, 2005 to December 31, 2005

	Shares	Value	Foreign Currency Adjustment	Accumulated Deficit	Total
Balance at December 31, 2004	1,500,000 $	432,030 $	- $	(341,877) $	90,153
Net Loss	-	-	-	(192,498)	(192,498)
Foreign Currency Adjustment	-	-	18,156	-	18,156
Balance at December 31, 2005	1,500,000 $	432,030 $	18,156 $	(534,375) $	(84,189)

The accompanying notes are an integral part of these financial statements.

COLOR STARS INC
STATEMENT OF CASH FLOWS

		Year Ended December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss		(192,498)
Adjustments to reconcile net loss to cash from operating activities:		
Depreciation and amortization		13,543
Loss on uncollectible accounts		108,452
Changes in assets and liabilities:		
Notes receivable		2,651
Accounts receivable		33,497
Other receivables		8,862
Inventory		(5,588)
Prepaid expenses and other current assets		20,471
Accounts payable		29,989
Accrued expenses		(12,634)
Other payables		35,741
Receipts in advance		85
Other current liabilities		(3,467)
Cash flows from operating activities		39,104
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in refundable deposits		2,435
Cash flows from investing activities		2,435
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments under equipment note payable and line of credit		(9,947)
Cash flows used in financing activities		(9,947)
EFFECT OF EXCHANGE RATE CHANGES ON CASH		3,324
NET INCREASE IN CASH AND EQUIVALENTS		34,916
CASH AND EQUIVALENTS - Beginning of year		32,812
CASH AND EQIVALENTS - End of year		67,728
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$	4,987
Cash paid for Income taxes	$	19

The accompanying notes are an integral part of these financial statements.

Color Stars, Inc. – Notes to Financial Statements

Note 1 – Nature of Business and Basis of Presentation

Nature of Business – Color Stars Inc. (the Company) was incorporated as a limited liability company in Taiwan, Republic of China in April, 2003 and commenced its operations in May, 2003. The Company is mainly engaged in manufacturing, designing and selling light-emitting diode and lighting equipment.

The accompanying financial statements have been audited for the period ended December 31, 2005 and the accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, it has sustained continued operating losses and lacks sources of revenue which creates uncertainty about the Company's ability to continue operations as a going concern. The Company's ability to continue operations as a going concern, to realize its assets and discharge its liabilities is dependent upon obtaining financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations. It expects to raise capital in order for it to continue operations. Management believes that the current business plan if successfully implemented may provide the opportunity for the Company to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalent – Cash and cash equivalents include cash on hand, cash on deposits and all short-term highly liquid investments purchased with remaining maturities of three months or less.

Fair Value of Financial Instruments – The carrying amount of cash, accounts receivable and accounts payable approximates fair value due to the short-term nature of these instruments.

Inventory – Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of the following, net of reserves as of December 31, 2005: Raw Materials $600; Work-In-Progress $13,830 and Finished Goods $45,702.

Property and Equipment – Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets (five years for machinery equipment, three and a half years for transportation equipment and three years for computer and office equipment). Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization is eliminated from the respective amounts and any resulting gains or losses are reflected in operations. Expenditures for repairs and maintenance costs are expensed as incurred.

Warranties – Color Stars Inc. offers a standard warranty of one year from the shipping date.

Revenue Recognition – Revenues are recognized in connection with sales of products when (1) there exists evidence of an arrangement with the customer, typically consisting of a purchase order or contract; (2) products have been delivered and title and risk of loss has passed to the customer, which occurs when a product is shipped under customary terms, generally FOB

Note 2 – Summary of Significant Accounting Policies (Continued)

shipping point; (3) the amount of revenue is fixed or determinable; and (4) it is probable that the amount sold will be collected.

An allowance for doubtful accounts for the amount of $423, is provided to reserve for credit losses as a result of customers' inability to pay.

Advertising costs are expensed as incurred. Advertising costs were $6,841 for the year ended December 31, 2005.

Selling costs were $231,094 for the year ended December 31, 2005.

Administrative costs were $39,042 for the year ended December 31, 2005.

Research and development costs were $60,486 for the year ended December 31, 2005.

Off-Balance-Sheet Risk and Concentration of Credit Risk – Financial instruments that potentially expose concentrations of credit risk primarily consist of cash and equivalents, investments and accounts receivable. Management believes there are no significant off-balance-sheet risks such as those associated with foreign exchange contracts, option contracts or other foreign exchange hedging arrangements. With respect to concentration of credit risk, the Company has cash investment policies which, among other things, limit investments to investment-grade securities. Ongoing credit evaluations of the customers are performed and allowances for potential credit losses maintained.

Geographic Information - Product revenues for the year ended December 31, 2005 were primarily from customers based in Europe $400,200, Asia $105,316 and the United States of America $21,063.

Foreign Currency – The assets and liabilities are translated from New Taiwanese Dollars into U.S. Dollars at year-end exchange rates, and revenues and expenses are translated at average rates prevailing during the year. Resulting translation adjustments are accumulated as part of foreign currency adjustment.

New Accounting Pronouncements – In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, Share-Based payment ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first quarter of the first annual reporting period that begins after June 15, 2005. The Company will adopt SFAS No. 123R on January 1, 2006 using the modified-prospective method.

On November 29, 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during years beginning after June 15, 2005. Management does not believe adoption of SFAS No. 151 will have a material effect on the financial position, results of operations or cash flows.

Note 2 – Summary of Significant Accounting Policies (Continued)

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires companies to apply a retrospective application for reporting a change in accounting principle and differentiates a retrospective application from a restatement. This Statement also carries forward the guidance from APB Opinion No. 20 regarding the correction of an error and changes in accounting estimates. Management does not anticipate any impact on the financial statements from the adoption of this Statement.

Note 3 – Line of Credit

At December 31, 2005 the line of credit carried a balance of $91,320. The prevailing interest rate was 5.13% as of December 31, 2005.

Note 4 – Loss per Share:

Loss per share at December 31, 2005 was $0.01 based on an average of 1,500,000 shares outstanding.

Note 5 – Income Taxes

Based upon the Republic of China tax laws deferred tax assets and liabilities are provided based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carry forwards, using enacted tax rates expected to be in effect when the differences are expected to reverse.
Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized. No provision was made for United States Taxes.

Note 6 – Related Party Transactions

As pf December 31, 2005, Mr. Wei-Ru Chen (the company's chairman) was owed $35,741. This is included as other payables.

Note 7 – Commitments

The company has a 5-year rental agreement with a renewal option. Rent expense for the year 2005 was $25,102. The annual rents for the next 5 years are as follows:

2006	$82,600
2007	90,000
2008	52,300
2009	45,000
2010	38,100
Total	$308,000

Note 8 – Shareholders' Deficit

On December 31, 2005 there were 1,500,000 shares authorized, and issued and outstanding with a value of $432,030. Foreign Currency adjustment had a value of $18,156 and the accumulated deficit for the year ended December 31, 2005 was $(534,375).

Note 8 – Shareholders' Deficit (Continued)

Distribution of earnings

As provided by the Company's Articles of Incorporation, annual net income shall be distributed in the following order:

a. To pay income tax;
b. To offset accumulated deficits;
c. To appropriate 10% as legal reserve;
d. Set aside 1% as employees' bonus;

The remaining balance shall be distributed as dividends to shareholders

Note 9 – Subsequent Events

On February 14, 2006, ColorStars Group, Nevada, USA acquired (1,500,000 shares) all of the outstanding share of Color Stars Inc., in exchanged for 30,000,000 shares of ColorStars Group (20:1 forward split) valued at $432,030. Also on February 14, 2006, 18,000,000 shares were issued to technical/financial consultants with a par value of $0.001 and a total value of $18,000. Color Stars Inc., is a Taiwanese Company.

Circletronics Inc., now ColorStars Group, was incorporated in Canada on January 21, 2005. Circletronics Inc., was redomiciled to Nevada and its name changed to ColorStars Group on November 3, 2005. ColorStars Group owns 100% of the shares of Color Stars Inc. The directors of the companies are the same (Wei-Rur Chen, Li Chang and Mei-Ying Chiu).

____

Wei-Rur Chen, President & CEO

Exhibit 1

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Certified Copy

November 4, 2005

Job Number: C20051103-1885
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	**Description**	**Number of Pages**
00000481218-04	Articles of Incorporation	2 Pages/1 Copies

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation

(PURSUANT TO NRS 78)

Entity #
E0744272005-9
Document Number:
00000481218-04

Date Filed:
11/3/2005 12:48:16 PM
In the office of

Dean Heller
Secretary of State

Important. Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	ColorStars Group
2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)	The Corporation Trust Company of Nevada Name 6100 Neil Road, Suite 500 — Reno — NEVADA Street Address — City — Zip Code Optional Mailing Address — City — State — Zip Code
3. **Shares:** (number of shares corporation authorized to issue)	Number of shares with par value: 500,000,000 — Par value: $ 0.001 — Number of shares without par value: 0
4. **Names & Addresses of Board of Directors/Trustees:** (attach additional page if more than 3 directors/trustees)	1. Li-Chang Hsu (a.k.a. David Hsu) Name 5F No. 566, Jungjeng Road — Sindian City — Taiwan — 231 Street Address — City — State — Zip Code 2. Wei-Rur Chen (a.k.a. Jimmy Chen) Name 5F No. 566, Jungjeng Road — Sindian City — Taiwan — 231 Street Address — City — State — Zip Code 3. Mei-Ying Chiu (a.k.a. Easter Chiu) Name 5F No. 566, Jungjeng Road — Sindian City — Taiwan — 231 Street Address — City — State — Zip Code
5. **Purpose:** (optional-see instructions)	The purpose of this Corporation shall be: The purposes for which the corporation is organized are to engage primarily in any type of business, investment or
6. **Names, Address and Signature of Incorporator.** (attach additional page if there is more than 1 incorporator)	Mark A. Robertson — [signature] Name — Signature 3033 N.W. 63rd Street, Suite 200 — Oklahoma City — Oklahoma — 73116 Address — City — State — Zip Code
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company — Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Article 3 continued . . .

3. The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares with a par value of $0.001 per share and having a total stated capital of $500,000.00, of which 450,000,000 shares will be common stock of a par value of $0.001 each, and of which 50,000,000 shares shall be preferred stock with a par value of $0.001 each.

The Board of Directors is authorized to issue the capital stock in one or more classes or one or more series of stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, shall be stated and expressed in the resolution or resolutions providing for the use issue of such stock adopted by the Board of Directors,

Article 5 continued . . .

5. other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.

Exhibit 2

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0744272005-9
Document Number:
20050528680-26

Date Filed:
11/3/2005 12:48:16 PM
In the office of

Dean Heller
Secretary of State

Articles of Conversion
(PURSUANT TO NRS 92A.205)
Page 1

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion
(Pursuant to NRS 92A.205)
SUBMIT IN DUPLICATE

1. Name and jurisdiction of organization of constituent entity and resulting entity:

Circletronics Inc.
Name of constituent entity

Canada	corporation
Jurisdiction	**Entity type ***

and,

ColorStars Group
Name of resulting entity

Nevada	corporation
Jurisdiction	**Entity type ***

2. A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity.

3. Location of plan of conversion: (check one)

- [ ] **The entire plan of conversion is attached to these articles.**
- [X] **The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity.**
- [ ] **The complete executed plan of conversion for the resulting domestic limited *partnership* is on file at the records office required by NRS 88.330.**

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust .

This form must be accompanied by appropriate fees. See attached fee schedule.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Conversion
(PURSUANT TO NRS 92A.205)

Page 2

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

4. Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the resulting entity in the conversion):

Attn: N/A

c/o:

5. Effective date of conversion (optional) (not to exceed 90 days after the articles are filed pursuant to NRS 92A.240) *: upon filing

6. Signatures - must be signed by:

1. If constituent entity is a Nevada entity: an officer of each Nevada corporation; all general partners of each Nevada limited partnership or limited-liability limited partnership; a manager of each Nevada limited-liability company with managers or all the members if there are no managers; a trustee of each Nevada business trust; a managing partner of a Nevada limited-liability partnership (a.k.a.; general partnership governed by NRS chapter 87).
2. If constituent entity is a foreign entity: must be signed by the constituent entity in the manner provided by the law governing it.

Circletronics Inc.
Name of *constituent* entity

[signature]	President	11/3/05
Signature	**Title**	**Date**

* Pursuant to NRS 92A.205(4) if the conversion takes effect on a later date specified in the articles of conversion pursuant to NRS 92A.240, the constituent document filed with the Secretary of State pursuant to paragraph (b) subsection 1 must state the name and the jurisdiction of the constituent entity and that the existence of the resulting entity does not begin until the later date. **This statement must be included within the resulting entity's' articles.**

Filing Fee $350.00

This form must be accompanied by appropriate fees. See attached fee schedule.

Exhibit 3

BY-LAWS
OF
ColorStars Group

(a Nevada corporation)

ARTICLE I
OFFICES

Section 1. Principal Office. The principal office for the transaction of the business of the corporation is hereby fixed and located at:

300 Center Avenue, Suite 202
Bay City, Michigan 48708

The Board of Directors is hereby granted full power and authority to change said principal office from one location to another in said state. Any such change shall be noted in the by-laws by the Secretary, opposite this section, or this section may be amended to state the new location.

Section 2. Other Offices. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business or the business of the corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. Place of Meetings. All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office of the corporation or at any other place within or without the State of Nevada as may be designated either by the Board of Directors pursuant to authority hereinafter granted to said Board or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares given either before or after the meeting and filed with the Secretary of the corporation.

Section 2. Annual Meetings. The annual meetings of shareholders shall be held on such date not less than sixty (60) nor more than one hundred twenty (120) days after the end of the corporation's last preceding fiscal year, as the Board of Directors shall prescribe; provided, that if in any such year the annual meeting shall not have been held within such period, then it shall be held at 10:00 a.m. on the first Tuesday in the fifth month after the end of the corporation's last preceding fiscal year; provided, however, that should said day fall on a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. Any such annual meeting may be held at any other time which may be designated in a resolution by the Board of Directors or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares. At such annual meeting, directors shall be elected, reports of the affairs of the

corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders to transact and which may be properly brought before the meeting.

Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated. All such notices shall be sent to each shareholder entitled thereto not less than ten (10) nor more than sixty (60) days before each annual meeting.

Section 3. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by the President, or by resolution of the Board of Directors, or by one or more shareholders holding not less than ten percent (10%) of the issued and outstanding voting shares of the corporation, or such meeting may be held at any time without call or notice upon unanimous consent of the shareholders. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner and pursuant to the same notice provisions as for annual meetings of shareholders. Notices or any special meeting shall state, in addition to the place, day and hour of such meeting, the purpose or purposes of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 4. List of Shareholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder for any purpose germane to the meeting during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

Section 5. Quorum. The holders of one-quarter (1/4) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or the Certificate of Incorporation of the corporation. When a quorum is present at any meeting, a majority of the shares represented thereat and entitled to vote thereat shall decide any question brought before such meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 6. Voting. At each meeting of shareholders each shareholder entitled to vote shall vote in person or by proxy and he shall have one (1) vote for each share standing registered in his name at the closing of the transfer books for such meeting, or the record date fixed for such meeting by the Board of Directors, as the case may be, or standing registered in his name at the time of such meeting if neither a date for the closing of the transfer books nor a record date for such meeting has been fixed by the Board of Directors.

Section 7. Consent of Absentees. The transaction of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. Action Without Meeting. Any action which, under any provisions of the laws of the State of Nevada or under the provisions of the Certificate of Incorporation or under these by-laws may be taken at a meeting of the shareholders, may be taken without a meeting if a record or memorandum thereof be made in writing and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting for such purpose, and such record or memorandum be filed with the Secretary of the corporation and made a part of the corporate records.

Section 9. Proxies. Any shareholder entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by proxy. The appointment of a proxy shall be in writing and signed by the shareholder but shall require no other attestation and shall be filed with the Secretary of the corporation at or prior to the meeting. The termination of a proxy's authority by act of the shareholder shall, subject to the time limitation herein set forth, be ineffective until written notice of the termination has been given to the Secretary of the corporation. Unless otherwise provided therein, an appointment filed with the Secretary shall have the effect of revoking all proxy appointments of prior date.

ARTICLE III
DIRECTORS

Section 1. Powers. Subject to limitations of the Certificate of Incorporation, of the by-laws and of the laws of the State of Nevada as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the by-laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board of Directors.

Section 2. Number, Election and Term of Office. The number of directors which shall constitute the whole Board shall be not less than one (1) nor more than seven (7) and subsequently, such number as may fixed from time to time by the Board of Directors. The

directors shall be elected at each annual meeting of the shareholders; however, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected.

Section 3. Vacancies. Vacancies as well as authorized but unfilled board positions on the Board of Directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders

Section 4. Removal. Except as otherwise provided in the Certificate of Incorporation, By-Laws or by statute, the entire Board of Directors or any individual director may be removed from office with or without cause by vote of shareholders holding a majority of the outstanding shares entitled to vote at any annual or special meeting of shareholders. In case the entire Board or any one or more directors be so removed, new directors may be elected at the same meeting of shareholders.

Section 5. Place of Meetings. Regular meetings of Board of Directors shall be held at any place within or without the State of Nevada as may be designated from time to time by resolution of the Board of Directors or by the written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the corporation. Special meetings of the Board may be held either at a place so designated or at the principal office.

Section 6. Regular Meetings. A regular annual meetings of the Board of Directors for the purpose of election of officers of the corporation and the transaction of any other business coming before such meeting shall be held each year immediately following the adjournment of the annual shareholder's meeting and no notice of such meeting to the elected directors shall be necessary in order to legally constitute the meeting, provided a majority of the whole Board shall be present. If a majority of the Board shall not be present, then such regular annual meeting may be held at such time as shall be fixed by the consent, in writing, of all of the directors. Other regular meetings of the Board may be held without notice at such time as shall from time to time be determined by the Board.

Section 7. Special Meetings. Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President or, if he is absent or unable to act, by any Vice President or by any two directors upon three (3) days written notice. No business shall be considered at any special meeting other than the purposes stated in the notice given to each director of the meeting, except upon the unanimous consent of all directors.

Section 8. Waiver of Notice. Any action taken or approved at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent

to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. If a director does not receive notice of a meeting, but attends and participates in the meeting, he shall be deemed to have waived notice of the meeting.

Section 9. Quorum. At all meetings of the Board, a quorum shall consist of a majority of the entire number of directors and the acts of a majority of the directors present shall be the acts of the Board of Directors except as may be otherwise specifically provided by statute or by the Certificate of Incorporation of the corporation or by these by-laws.

Section 10. Fees and Compensation. The Board of Directors may from time to time fix the compensation of directors for their services in that capacity. The compensation of a director may consist of an annual fee or a fee for attendance at each regular or special meeting of the Board or any meeting of any committee of the Board of which such director is a member or a combination of fees of both types; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may also provide for the reimbursement to any director of expenses incurred in attending any meeting of the Board or any committee of the Board of which he is a member.

Section 11. Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a majority of the members of the Board shall individually or collectively consent to such action by signing a written record or memorandum thereof. Such record or memorandum shall have the same effect as a unanimous vote of the Board of Directors and shall be filed with the Secretary of the corporation and made a part of the corporate records.

Section 12. Participation in Meetings by Telephone. Any one or more members of the Board of Directors or of any committee of the Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV
EXECUTIVE COMMITTEE

Section 1. Election. At the annual meeting, or any special meeting of the Board of Directors, the Board may if it deems necessary, acting by resolution adopted by a majority of the number of directors fixed by these by-laws, elect from their own members an Executive Committee composed of three or more voting members.

Section 2. Duties. The Executive Committee shall have all of the powers of the directors in the interim between meetings of the Board, except the power to declare dividends and to adopt, amend or repeal the by-laws and where action of the Board of Directors is required by law.

It shall keep regular minutes of its proceedings which shall be reported to the directors at their next meeting.

Section 3. Meetings. The Executive Committee shall meet at such times as may be fixed by the Committee or on the call of the President. Notice of the time and place of the meeting shall be given to each member of the Committee in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors.

Section 4. Quorum and Voting. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business. The act of the majority of the members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. At all meetings of the Executive Committee, each member present shall have one (1) vote which shall be cast by him in person.

Section 5. Waiver of Notice. Any actions taken or approved at any meeting of the Executive Committee, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof.

Section 6. Removal. The entire Executive Committee or any individual member thereof may be removed from the Committee with or without cause by a vote of a majority of the whole Board of Directors.

Section 7. Vacancies. The Board of Directors shall fill all vacancies in the Executive Committee which may occur from time to time.

Section 8. Action Without Meeting. Any action which might be taken at a meeting of the Executive Committee may be taken without a meeting if a record or memorandum thereof be made in writing and signed by a majority of the members of the Executive Committee.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 1. Designation. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, in addition to the Executive Committee provided for in Article IV hereof, each committee to consist of two or more of the directors of the corporation, which to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, except where action of the Board of Directors is required by law, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 2. Procedural Rules. Each committee shall comply with the same procedural rules set forth in Sections 3 through 8, both inclusive, of Article IV that are applicable to the Executive Committee.

ARTICLE VI
OFFICERS

Section 1. Officers and Qualifications. The officers of the corporation shall be a President, a Secretary, a Treasurer and such other officers as the Board of Directors may deem necessary or advisable, including but not limited to a Chairman of the Board, a Vice Chairman of the Board, an Executive Vice President, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions Section 3 or Section 5 of this Article. One person may hold two or more offices.

Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. Subordinate Officers. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the by-laws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation. Any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Section 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the by-laws for regular appointments to such office.

Section 6. Duties of Officers. The duties and powers of the officers of the corporation shall be as follows, and as shall hereafter be set by resolution of the Board of Directors:

Chairman of the Board. The Chairman of the Board shall have full voting rights and upon a tie vote, shall have the breaking casting vote on all matters and shall, if present, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the by-laws.

President. Subject to such powers and duties, if any, as may be assigned by the Board of Directors to the Chairman of the Board, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation.

Vice President. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors, shall perform all the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the by-laws. The Board of Directors may designate such titles as may be descriptive of their respective functions or indicative of their relative seniority.

Secretary. The Secretary shall keep or cause to be kept, at the principal office of the corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office of the corporation or at the office of the corporation's transfer agent, a share ledger, or a duplicate share ledger, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the by-laws or by law to be given, and he shall keep the seal of the corporation in safe custody. He shall also sign, with the President or Vice President, all contracts, deeds, licenses and other instruments when so ordered. He shall make such reports to the Board of Directors as they may request and shall also prepare such reports and statements as are required by the laws of the State of Nevada and shall perform such other duties as may be prescribed by the Board of Directors or by the by-laws.

The Secretary shall allow any shareholder, on application, during normal business hours, to inspect the share ledger. He shall attend to such correspondence and perform such other duties as may be incidental to his office or as may be properly assigned to him by the Board of Directors.

The Assistant Secretary or Secretaries shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Board of Directors.

Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation,

including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the by-laws.

The Assistant Treasurer or Treasurers shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Board of Directors may determine.

Section 7. Delegation of Duties. In case of the absence or disability of any officer of the corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may, by a vote of a majority of the whole Board, delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer or to any director.

ARTICLE VII
SHARES OF STOCK

Section 1. Certificates of Stock. A certificate or certificates shares of capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid, showing the number of the shares of the corporation standing on the books in his name. All such certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimiles of the signatures of the President and Secretary or by a facsimile of the signature of the President and a written signature of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk. Even though an officer who signed, or whose facsimile signature has been written, printed or stamped on, a certificate for shares shall have ceased by death, resignation or otherwise to be an officer of the corporation before such certificate delivered by the corporation, such certificate shall be as valid as though signed by a duly elected, qualified and authorized officer, if it be countersigned by a transfer agent or transfer clerk and registered by an incorporated bank or trust company as registrar of transfer. Such certificates shall also be numbered,

Section 2. Record of Shareholders; Transfer of Shares. There shall be kept at the registered office of the corporation a record containing the names and addresses of all shareholders of the corporation, the number and class of shares held by each and the dates when they respectively became the owners of record thereof; provided, however, that the foregoing shall not be required if the corporation shall keep at its registered office a statement containing the name and post office address, including street number, if any, of the custodian of such record. Duplicate lists may be kept in such other state or states as may, from time to time, be determined

by the Board. Transfers of stock of the corporation shall be made on the books of the corporation only upon authorization by the registered holder thereof or by his attorney lawfully constituted in writing and on surrender and cancellation of a certificate or certificates for a like number of shares of the same class properly endorsed or accompanied by a duly executed proof of authenticity of the signatures as the corporation or its transfer agents may reasonably require.

Section 3. Fixing Record Date. In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4. Registered Shareholders. The corporation shall be entitled to recognize the holder of record of any share or shares of stock as the exclusive owner thereof for all purposes, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 5. Lost Certificates. Except as hereinafter in this section provided, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The Board of Directors may, however, in case any certificate for shares is lost, stolen, mutilated or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions including indemnification of the corporation reasonably satisfactory to it, as the Board shall determine.

Section 6. Regulations; Appointment of Transfer Agents and Registrars. The Board may make such rules and regulations as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of stock. It may appoint one or more transfer agents or registrars of transfers, or both, and may require all certificates of stock to bear the signature of either or both.

Section 7. Treasury Shares. Treasury shares, or other shares not at the time issued and outstanding, shall not, directly or indirectly, be voted at any meeting of the shareholders, or counted in calculating the actual voting power of shareholders at any given time.

Section 8. Fractional Shares. The corporation shall not be required to issue certificates representing any fraction or fractions of a share or shares of any class, but may issue in lieu thereof, one or more script certificates in such form or forms as shall be

approved by the Board of Directors, each representing a fractional interest in respect to one share. Such script certificates, upon presentation together with similar script certificates representing in the aggregate an interest in respect of one or more full shares, shall entitle the holder thereof to receive one or more full shares of the class and series, if any, specified in such script certificate.

Unless otherwise provided by the terms of the script certificate, each script certificate shall entitle the holder thereof to receive dividends, to participate in the distribution of corporate assets in the event of the corporation's liquidation, and to vote the fractional shares in person or by proxy.

ARTICLE VIII
MISCELLANEOUS

Section 1. Fiscal Year. The fiscal year of the corporation shall be the calendar year unless otherwise determined by the Board.

Section 2. Annual Report. An Annual Report may be furnished to the shareholders at the request of the directors but same shall not be required.

Section 3. Inspection of Corporation Records. The share ledger or duplicate share ledger, the books of account, copy of the by-laws as amended certified by the Secretary, and minute of proceedings of the shareholders and directors and of the Executive Committee and other committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder or as the holder of a voting trust certificate and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the President, Secretary or Assistant Secretary of the corporation.

Section 4. Dividends. Dividends upon the shares of the capital stock of the corporation may be declared and paid, when earned, to the extent permitted by the laws of the State of Nevada by the Board of Directors in their discretion at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock.

ARTICLE IX
NOTICES

Section 1. Form of Notices. Whenever, under the provisions of these by-laws, notice is required to be given to any director, officer or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, by depositing the same in the United States Mail in a postpaid sealed wrapper, addressed to such director, officer or shareholder at such address as appears on the books of the corporation, or, in default of other

address, to such director, officer or shareholder at the general post office in the city where the corporation's principal office for the transaction of business is located, and such notice be deemed to be given at the time when the same shall be thus mailed.

Section 2. Waiver of Notice. Any shareholder, director or officer may waive any notice required to be given under these by-laws by a written waiver signed by the person, or persons, entitled to such notice, whether before or after the time stated therein, and such waiver shall be deemed equivalent to the actual giving of such notice.

ARTICLE X
AMENDMENTS

Section 1. Who May Amend. These by-laws may be amended, altered, changed or repealed by the affirmative vote of a majority of the shares issued and outstanding, and entitled to vote thereat, at any regular or special meeting of the shareholders if notice of the proposed amendment, alteration, change or repeal be contained in the notice of the meeting, or by the affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that the Board of Directors shall have no power to adopt, amend or alter any by-laws fixing their number, qualifications, classifications, term of office or the right of the shareholders to remove them from office.

ARTICLE XI
INDEMNIFICATION

Section 1. Indemnification of Officers, Directors, Employees and Agents of the Corporation. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the Nevada Revised Statutes.

Section 2. Nonexclusive Indemnification. The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 3. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article XI.

Section 4. Constituent Corporation. For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article XI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

APPROVAL OF DIRECTORS

The foregoing by-laws were read and discussed, section by section, by the directors, who have authority to adopt by-laws which shall remain effective until legally amended or repealed. Following such discussion, they were duly approved at a meeting held on November 3, 2005.

____

Wei-Rur Chen (a.k.a. Jimmy Chen
President & CEO

____

Mei-Ying Chiu (a.k.a. Easter Chiu)
Secretary & Treasurer

____

Li-Chang Hsu (a.k.a. David Hsu)
Director

Exhibit 4

COHEN & CZARNIK LLP
140 Broadway
36th Floor
New York, New York 10005

February 24, 2007

COLOR STARS GROUP
300 Center Ave., Suite 202
Bay City, Michigan 48708

Re: Registration Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to COLOR STARS GROUP, a statement on Form 1-A, as amended (the "Registration Statement"), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 50,000,000 shares of common stock, par value $0.001 per share, of the Company (the "Shares").

In connection with the foregoing, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing and subject to the other limitations set forth herein, we are of the opinion that the Shares to be offered and sold pursuant to the Registration Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Registration Statement.

We are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of New York, Nevada general corporate law and the federal laws of the United States.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.

Very truly yours,

/s/ Cohen & Czarnik LLP

Cohen & Czarnik LLP

END